Exhibit 99.2

First Quarter 2015

Supplemental Operating and Financial Data

Talison Row at Daniel Island

Daniel Island, SC

Trade Street Residential, Inc.

19950 W. Country Club Drive, Suite 800

Aventura, Florida 33180

786-248-5200

www.tradestreetresidential.com

Trade Street Residential, Inc.
First Quarter 2015	Supplemental Financial Information

Trade Street RESIDENTIAL ANNOUNCES first QUARTER 2015 RESULTS

– Previously Announced Agreement to Merge with Independence Realty Trust –

– Same Store NOI Increases 9.0% for First Quarter –

– Same Store Average Rent Increases 3.7% to $991 for First Quarter –

– Core FFO Increases to $0.10 Per Share for First Quarter –

AVENTURA, FL, May 11, 2015 – Trade Street Residential, Inc. (NASDAQ: TSRE) (the “Company”), a vertically integrated and self-managed real estate investment trust ("REIT") focused on acquiring, owning, operating and managing high-quality, conveniently located, apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States and Texas, today announced consolidated results for the first quarter ended March 31, 2015.

Operational and Financial Highlights for First Quarter 2015

•	Reported Core FFO of $3.7 million, or $0.10 per diluted share.
•	Same store net operating income, or same store NOI, increased 9.0% compared to the same period last year. Over the same period, same store revenues increased 3.7% and same store expenses decreased 2.7%.
•	Same store average occupancy was 96.0% at quarter end, an improvement of 70 basis points over the same period last year. Stabilized non same store average occupancy was 94.5% at quarter end.
•	Same store average rent was $991 per unit, an increase of 3.7% compared to the same period last year. Stabilized non same store average rent was $1,108 per unit at quarter end.

“We are pleased with the strong results delivered in the first quarter 2015, which were driven by our sharp focus on growing rents and capturing improving efficiencies across our expanded platform,” stated Richard Ross, Chief Executive Officer of Trade Street Residential. “During the quarter we met or exceeded our expectations across all of our key metrics, driven by the quality of our portfolio and the continuing strength of the fundamentals in our markets. Our strong performance is due to the hard work and dedication of our entire organization and I would like to thank all of our employees for their contributions to our success."

Financial Results for the Three Months Ended March 31, 2015

Net loss attributable to common stockholders for the first quarter of 2015 was ($0.4) million compared to a net loss of ($15.2) million in the prior year period. The decrease in net loss was primarily the result of higher revenues and a reduction in expenses, which includes $9.0 million of management transition expenses in the prior year period.

Funds from Operations, or FFO, for the first quarter of 2015 was $3.5 million, or $0.09 per diluted share, as compared to a deficit of ($11.4) million, or ($0.33) per diluted share in the prior year period. The increase in FFO is largely attributable to a full quarter of results from the six new operating properties added during the first four months of 2014 and the $9.0 million of management transition expenses incurred in the prior year period. Core FFO for the first quarter of 2015 was $3.7 million, or $0.10 per diluted share, as compared to $1.0 million, or $0.03 per diluted share, in the prior year period. Adjusted FFO, which additionally deducts recurring and non-recurring capital expenditures, for the first quarter of 2015 was $2.9 million, or $0.07 per diluted share, as compared to $0.7 million, or $0.02 per diluted share, in the prior year period.

Portfolio Performance

Same store NOI for the first quarter of 2015 increased 9.0% to $5.6 million as compared to $5.1 million in the prior year period. This improvement in same store NOI was driven by a 3.7% increase in same store revenue and a 2.7% decrease in same store property expenses compared to the prior year period. The increase in same store revenue was primarily attributable to a 70 basis point increase in average occupancy to 96.0%, and a 3.7% increase in average rent to $991 per month. The decrease in same store property operating expenses was primarily attributable to a decrease in advertising and marketing expenses due to stable occupancies within the portfolio and a reduction in insurance costs as a result of aggregating all properties under one common policy.

On a sequential quarter basis, first quarter 2015 same store revenue increased 0.6% compared to the fourth quarter of 2014, while same store property expenses decreased 3.9% resulting in a same store NOI increase of 4.2%.

Dividend

On March 19, 2015, Trade Street Residential’s Board of Directors announced a dividend of $0.095 per share and unit, payable to holders of record of common stock and common units of the operating partnership as of March 31, 2015, which was paid on April 15, 2015.

Transaction Announcement

Earlier today, the Company and Independence Realty Trust, Inc. (NYSE: IRT) jointly announced the entry into an Agreement and Plan of Merger pursuant to which the Company and its operating partnership subsidiary will merge with and into subsidiaries of IRT (the “Merger”). Details regarding the Merger can be found in the joint press release distributed earlier today.

Conference Call and Webcast

As a result of today's announcement that the Company has agreed to merge with IRT, the Company will no longer host its previously scheduled conference call and webcast. Supplemental financial information is available in the Investor Relations section of the Company’s website under Quarterly Results.

About Trade Street Residential, Inc.

Trade Street Residential, Inc. is a vertically integrated and self-managed real estate investment trust focused on acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States and Texas.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements related to the offering and the expected use of the net proceeds therefrom, which are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Forward looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," or "potential" or the negative of these words and phrases or similar words or phrases, which are predictions of or indicate future events or trends and which do not relate solely to historical matters. While forward-looking statements reflect the Company's good faith beliefs, assumptions and expectations, they are not guarantees of future performance. Furthermore, the Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes, except as may be required by law. For a further discussion of these and other factors that could impact the Company's future results, performance or transactions, see the section entitled "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2014, which the Company filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2015, and the other document the Company files with the SEC.

Important Information for Investors and Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the proposed Merger. In connection with the Merger, TRSE and/or IRT may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document TRSE and/or IRT may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF TRSE AND IRT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of TRSE and/or IRT, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by TRSE and/or IRT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TRSE will be available free of charge on TRSE’s internet website at http://www.tradestreetresidential.com or by contacting TRSE’s Investor Relations Department by email at ir@trade-street.com or by phone at +1-786-248-6099. Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtreit.com or by contacting IRT’s Investor Relations Department by email at aviroslav@irtreit.com or by phone at +1-215-243-9000.

Participants in Solicitation

TRSE, IRT, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Merger. Information about the directors and executive officers of TRSE is set forth in its Annual Report on Form 10-K/A for the year ended December 31, 2014, which was filed with the SEC on March 25, 2015. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 16, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-GAAP Financial Measures

As defined by the National Association of Real Estate Investment Trusts, FFO represents net income (loss) (computed in accordance with U.S. generally accepted accounting principles ("GAAP")), excluding gains (or losses) from sales of property, bargain purchase gains, and recognized impairment of real estate assets, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis. The Company presents FFO attributable to common stockholders because management considers it to be an important supplemental measure of the Company’s operating performance, believes it assists in the comparison of the Company’s operating performance between periods to that of different REITs and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their operating results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

The Company also uses core funds from operations, or Core FFO, as an operating measure. Core FFO includes adjustments to exclude the impact of straight-line adjustments for ground leases, gains and losses from extinguishment of debt, transaction costs related to acquisitions and recapitalization, management transition costs and certain other non-cash or non-comparable items. The Company believes that these adjustments are appropriate in determining Core FFO as they are not indicative of the operating performance of the Company’s assets. In addition, the Company believes that Core FFO is a useful supplemental measure for the investing community to use in comparing the Company to other REITs as most REITs provide some form of adjusted or modified FFO.

The Company also uses adjusted funds from operations, or AFFO, as an operating measure, which is defined as FFO or, alternatively, Core FFO, depending on the existence of any non-cash, non-comparable items as described above, less recurring and non-recurring capital expenditures. The Company believes that AFFO is a relevant operating measure as it provides an indication as to whether a REIT can fund from its operating performance the capital expenditures necessary to maintain the condition of its operating real estate assets.

Management believes that net operating income (“NOI”) is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a same store and non-same store basis. NOI allows us to evaluate the operating performance of our properties because it measures the core operations of property performance by excluding corporate level expenses and other items not related to property operating performance and captures trends in rental housing and property operating expenses.

The Company defines same store communities as communities owned and stabilized for the entirety of both periods presented, excluding properties held for sale. Reconciliations of net loss attributable to common stockholders to FFO, Core FFO, AFFO, NOI, and same store NOI are included in the Supplemental Information posted on the Company’s website.

Investor Relations:

Stephen Swett

786-248-6099
ir@trade-street.com

Media Contact:

Jason Chudoba, ICR for Trade Street

646-277-1249

Jason.Chudoba@icrinc.com

Trade Street Residential, Inc.
1st Quarter 2015	Operating Results
(Unaudited)

	Three Months Ended March 31,
in thousands, except per share data	2015	2014

Property revenues
Rental revenue	$14,113	$10,266
Other property revenues	1,516	1,144
Total property revenues	15,629	11,410

Property expenses
Property operations and maintenance	3,916	3,370
Real estate taxes and insurance	2,437	1,931
Total property expenses	6,353	5,301

Other expenses
General and administrative	2,088	2,095
Management transition expenses	-	9,041
Interest expense	3,394	2,873
Depreciation and amortization	3,884	4,720
Development and pursuit costs	3	45
Acquisition and recapitalization costs	153	1,505
Amortization of deferred financing cost	229	316
Loss on early extinguishment of debt	-	1,629
Total other expenses	9,751	22,224

Other income	-	43
Loss from unconsolidated joint venture	-	(9)

NET LOSS	(475)	(16,081)
Net loss allocated to noncontrolling interest	29	1,099
Dividends declared and accreted on preferred stock	-	(228)
Adjustments attributable to participating securities	-	16
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(446)	$(15,194)

Loss per common share - basic and diluted per share from continuing operations attributable to common stockholders	$(0.01)	$(0.48)

Weighted average number of shares - basic and diluted	36,519	31,746

Dividends declared per common share	$0.095	$0.095

Trade Street Residential, Inc.
1st Quarter 2015	Funds From Operations ("FFO"), Core FFO and Adjusted FFO
(Unaudited)

	Three Months Ended March 31,
in thousands, except per share data	2015	2014

Net loss attributable to common stockholders	$(446)	$(15,194)

Net loss allocated to noncontrolling interest	(29)	(1,099)
Adjustments related to earnings per share computation	-	(16)
Real estate depreciation and amortization - continuing operations	3,959	4,808
Real estate depreciation and amortization - unconsolidated joint venture	-	100

Funds from operations (1)	$3,484	$(11,401)

Management transition expenses	-	9,041
Acquisition and recapitalization costs	153	1,505
Loss on early extinguishment of debt	-	1,629
Non-cash stock awards	92	29
Non-cash accretion of preferred stock	-	152

Core funds from operations (1)	$3,729	$955

Recurring capital expenditures	(319)	(162)
Non-recurring capital expenditures	(515)	(98)

Adjusted funds from operations (1)	$2,895	$695

Per share data
Funds from operations - diluted	$0.09	$(0.33)
Core funds from operations - diluted	$0.10	$0.03
Adjusted funds from operations - diluted	$0.07	$0.02

Weighted average common shares outstanding - diluted(2)	36,699	31,947
Weighted average common OP units outstanding - diluted	2,344	2,344
Weighted average common shares and common OP units outstanding - diluted(2)	39,043	34,291

(1) See page 18 for the Company's definition of these non-GAAP measures.

(2) Includes non-vested portion of restricted stock awards.

Trade Street Residential, Inc.
1st Quarter 2015	Consolidated Balance Sheets
(Unaudited)

in thousands	March 31, 2015	December 31, 2014

ASSETS
Real estate assets
Land and improvements	$91,043	$88,766
Buildings and improvements	476,871	464,002
Furniture, fixtures, and equipment	16,103	15,774
	584,017	568,542
Less accumulated depreciation	(31,197)	(27,475)
Net investment in operating properties	552,820	541,067
Real estate assets held for sale	3,492	3,492
Net real estate assets	556,312	544,559

Cash and cash equivalents	10,468	13,308
Restricted cash and lender reserves	2,763	2,590
Deferred financing costs, net	4,369	4,599
Intangible assets, net	514	588
Prepaid expenses and other assets	1,115	2,475
Assets related to real estate assets held for sale	549	549
	19,778	24,109

TOTAL ASSETS	$576,090	$568,668

LIABILITIES
Indebtedness	$359,589	$344,756
Accrued interest payable	876	887
Accounts payable and accrued expenses	4,255	7,531
Dividends payable	3,709	3,709
Security deposits, deferred rent and other liabilities	1,829	1,783
TOTAL LIABILITIES	370,258	358,666

STOCKHOLDERS' EQUITY
Class A preferred stock; $0.01 par value; 423 shares authorized, at both March 31, 2015 and December 31, 2014	-	-
Common stock, $0.01 par value per share; 1,000,000 authorized; 36,699 shares issued and outstanding at both March 31, 2015 and December 31, 2014	367	367
Additional paid-in capital	271,261	274,733
Accumulated deficit	(80,863)	(80,417)
TOTAL STOCKHOLDERS' EQUITY - TRADE STREET RESIDENTIAL, INC.	190,765	194,683
Noncontrolling interest	15,067	15,319
TOTAL STOCKHOLDERS' EQUITY	205,832	210,002

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$576,090	$568,668

Trade Street Residential, Inc.
1st Quarter 2015	Operating Properties Table
(Unaudited)

	Property Name	Location	Year Built/ Renovated (1)	Date Acquired	Number of Units	Average Unit Size (Sq. Ft.)	Average Physical Occupancy (2)

(3)	The Pointe at Canyon Ridge	Sandy Springs, GA	1986/2007	09/18/08	494	920	95.4%
	Arbors River Oaks	Memphis, TN	1990/2010	06/09/10	191	1,136	92.9%
	Lakeshore on the Hill	Chattanooga, TN	1969/2005	12/14/10	123	1,168	96.7%
	The Trails of Signal Mountain	Chattanooga, TN	1975	05/26/11	172	1,185	96.9%
	Mercé Apartments	Addison, TX	1991/2007	10/31/11	114	653	95.0%
	Fox Trails	Plano, TX	1981	12/06/11	286	960	95.5%
	Millenia 700	Orlando, FL	2012	12/03/12	297	952	97.0%
	Westmont Commons	Asheville, NC	2003&2008	12/12/12	252	1,009	97.6%
	Bridge Pointe	Huntsville, AL	2002	03/04/13	178	1,047	97.1%
	St. James at Goose Creek	Goose Creek, SC	2009	05/16/13	244	976	94.8%
	Creekstone at RTP	Durham, NC	2013	05/17/13	256	1,043	96.3%
	Talison Row at Daniel Island	Charleston, SC	2013	08/26/13	274	989	95.6%
	Fountains Southend	Charlotte, NC	2013	09/24/13	208	844	97.9%
	The Estates at Wake Forest	Wake Forest, NC	2013	01/21/14	288	1,047	88.4%
	Miller Creek at Germantown	Memphis, TN	2012/2013	01/21/14	330	1,049	97.9%
	The Aventine Greenville	Greenville, SC	2013	02/06/14	346	961	95.6%
	Waterstone at Brier Creek	Raleigh, NC	2013/2014	03/10/14	232	1,137	92.9%
	Avenues at Craig Ranch	McKinney, TX	2013	03/18/14	334	1,006	93.3%
(4)	Waterstone at Big Creek	Alpharetta, GA	2013/2015	04/07/14	370	1,143	98.4%

	Total / Weighted average				4,989	1,011	95.5%

Three Months Ended
March 31,

Total operating properties (end of period)	19
Total operating apartment units (end of period)	4,989
Total operating apartment units (weighted average)	4,889

(1)	The extent of the renovations included within the term “renovated” depends on the individual apartment community, but “renovated” generally refers to the replacement of siding, roof, wood, windows or boilers, updating of gutter systems, renovation of leasing centers and interior rehabilitation, including updated appliances, countertops, vinyl plank flooring, fixtures, fans and lighting, or some combination thereof.

(2)	Average physical occupancy for the three months ended March 31, 2015 represents the average occupancy of the total number of units occupied at each apartment community during the period divided by the total number of units at each apartment community.

(3)	On November 22, 2014, a 20-unit building at this community was destroyed by fire. The Company maintains insurance coverage on all of its properties and subsequently filed an insurance claim that is expected to cover the re-construction cost of this building, less the Company’s loss deductible, as well as loss of rents under a business interruption provision in the applicable insurance policy. Accordingly, for the three months ended March 31, 2015, a recovery of lost rents relating to the 20 impacted units was recorded as additional rental income for this property. The Company anticipates that re-construction of this 20-unit building will be completed by the end of 2015.

(4)	On March 26, 2015 we purchased three additional recently-constructed residential buildings consisting of 100 vacant units on a land parcel adjacent to our Waterstone at Big Creek community located in Alpharetta, Georgia. Accordingly, these units were excluded from the calculation of average physical occupancy for the three months ended March 31, 2015.

Trade Street Residential, Inc.
1st Quarter 2015	Same Store NOI Comparisons(1)
(Unaudited)

	Quarter to Quarter Comparisons
	Three Months Ended March 31,
	2015	2014	% Change

Revenues	$9,636	$9,289	3.7%
Expenses	4,076	4,187	(2.7)%
Net operating income (NOI) (2)	$5,560	$5,102	9.0%

Average physical occupancy (3)	96.0%	95.3%	0.7%

Average monthly rental rate (4)	$991	$956	3.7%

	Sequential Quarter Comparisons
	Three Months Ended
	March 31, 2015	December 31, 2014	% Change

Revenues	$9,636	$9,577	0.6%
Expenses	4,076	4,241	(3.9)%
Net operating income (NOI) (2)	$5,560	$5,336	4.2%

Average physical occupancy (3)	96.0%	96.3%	(0.3)%

Average monthly rental rate (4)	$991	$984	0.7%

(1)	The Company defines “Same Store” as properties owned and stabilized since January 1, 2014 through March 31, 2015. For newly constructed or lease-up properties or properties undergoing significant redevelopment, we consider a property to be stabilized at the earlier of (i) attainment of 90% physical occupancy or (ii) the one-year anniversary of completion of development or redevelopment. No properties owned since January 1, 2013 were under construction or undergoing redevelopment and, as a result, no properties owned since January 1, 2014 were excluded from the same store portfolio. For the periods presented, "Same Store" properties are comprised of: The Pointe at Canyon Ridge, Arbor River Oaks, Lakeshore on the Hill, The Trails of Signal Mountain, Mercé Apartments, Fox Trails, Millenia 700, Westmont Commons, Bridge Pointe, St James at Goose Creek, Creekstone at RTP, Talison Row at Daniel Island and Fountains Southend.

(2)	See page 18 for the Company's definition of this non-GAAP measure and page 20 for a reconciliation of this non-GAAP measure to net loss attributable to common stockholders.

(3)	Average physical occupancy for the periods presented represent the average of the total number of units occupied at each apartment community during the respective period divided by the total number of units at each apartment community.

(4)	Average monthly rental rates for the periods presented are the Company’s market rents after “loss to lease” and concessions, but before vacancy, discounted employee units, model units, and bad debt for the respective periods.

Trade Street Residential, Inc.
1st Quarter 2015	Same Store Operating Expense Comparisons
(Unaudited)

	Quarter to Quarter Comparisons
	Three Months Ended March 31,
	2015	2014	$ Change	% Change	% of 2015 Actual

Property taxes	$1,281	$1,230	$51	4.1%	31.4%
Salaries and benefits for on-site employees	1,002	1,065	(63)	(5.9)%	24.6%
Utilities	715	709	6	0.8%	17.5%
Repairs and maintenance	206	165	41	24.8%	5.1%
Make ready/turnover	165	163	2	1.2%	4.0%
Property insurance	215	258	(43)	(16.7)%	5.3%
Other	492	597	(105)	(17.6)%	12.1%
Total same store	$4,076	$4,187	$(111)	(2.7)%	100.0%

	Sequential Quarter Comparisons
	Three Months Ended
	March 31, 2015	December 31, 2014	$ Change	% Change	% of 2015 Actual

Property taxes	$1,281	$1,235	$46	3.7%	31.4%
Salaries and benefits for on-site employees	1,002	964	38	3.9%	24.6%
Utilities	715	737	(22)	(3.0)%	17.5%
Repairs and maintenance	206	299	(93)	(31.1)%	5.1%
Make Ready/turnover	165	261	(96)	(36.8)%	4.0%
Property insurance	215	186	29	15.6%	5.3%
Other	492	559	(67)	(12.0)%	12.1%
Total same store	$4,076	$4,241	$(165)	(3.9)%	100.0%

Trade Street Residential, Inc.
1st Quarter 2015	Acquisitions and Land Held for Sale
(Unaudited)

in thousands, except unit data

Acquisitions:			Percent Leased at	Date	Gross	Debt Balance at
Property	Location	Units	March 31, 2015	Acquired	Purchase Price	March 31, 2015

Waterstone at Big Creek, Phase II	Alpharetta, GA	100	0.0%	3/26/2015	$15,000	Line of Credit
Total acquisitions three months ended March 31		100			$15,000	$-

Land held for sale:				Carrying
		Planned		Value as of
Project	Location	Units	Acreage	March 31, 2015

Midlothian Town Center - East	Midlothian, VA	238	8.4	$3,492
Total land held for sale		238	8.4	$3,492

Trade Street Residential, Inc.
1st Quarter 2015	NOI, Average Occupancy and Average Monthly Rent Summary
(Unaudited)

in thousands, except unit data

Multifamily communities:
as of March 31, 2015

			NOI	Avg Physical	Avg Monthly
	Units	Communities	Quarter Ended	Occupancy (1)	Rent/Unit

Same Store Communities (2)	3,089	13	$5,560	96.0%	$991
Stabilized non-same store communities (3)	1,800	6	3,716	94.5%	1,108
Other (4)	100	-	-	-	-
Total multifamily communities	4,989	19	$9,276	95.5%	$1,034

(1)	Average physical occupancy for the three months ended March 31, 2015 represents the average occupancy of the total number of units occupied at each apartment community during the period divided by the total number of units at each apartment community.

(2)	For 2015 "Same Store" properties are comprised of: The Pointe at Canyon Ridge, Arbor River Oaks, Lakeshore on the Hill, The Trails of Signal Mountain, Mercé Apartments, Park at Fox Trails, Millenia 700, Westmont Commons, Bridge Pointe, St James at Goose Creek, Creekstone at RTP, Talison Row at Daniel Island, Fountains Southend.

(3)	Communities that were stabilized for the quarter ended March 31, 2015, but do not meet the criteria for "Same Store" properties. These include: Miller Creek at Germantown, Waterstone at Big Creek, The Aventine Greenville, Avenues at Craig Ranch, Waterstone at Brier Creek, and The Estates at Wake Forest.

(4)	On March 26, 2015 we purchased three additional recently-constructed residential buildings consisting of 100 vacant units on a land parcel adjacent to our Waterstone at Big Creek community located in Alpharetta, Georgia. Accordingly, these units were excluded from the calculation of average physical occupancy for the three months ended March 31, 2015.

Trade Street Residential, Inc.
1st Quarter 2015	Debt Summary
(Unaudited)

in thousands
Debt Maturities as of March 31, 2015:

	Scheduled Repayments			% of
Year	Amortization	Maturities	Total	Total

Remainder of 2015	$973	$-	$973	0.3%
2016	1,902	-	1,902	0.5%
2017	3,300	68,273	71,573	19.9%
2018	3,684	7,685	11,369	3.2%
2019	4,175	-	4,175	1.2%
Thereafter	15,411	254,186	269,597	74.9%
Total	$29,445	$330,144	$359,589	100.0%

Floating vs. Fixed Rate Debt:			Weighted Average
	Balance at	% of	Interest	Years to
	March 31, 2015	Total	Rate	Maturity

Fixed rate debt	$297,589	82.8%	4.03%	7.50
Floating rate debt (1)	62,000	17.2%	2.71%	1.83
Total	$359,589	100.0%	3.80%	6.52

(1)	At March 31, 2015, our only floating rate loan is our revolving credit facility which bears interest at one-month LIBOR plus a spread of 2.5%. As a result of the $15 million draw on March 26, 2015 that was used to purchase an additional 100 vacant units at our Waterstone at Big Creek community, effective April 1, 2015, the spread for this revolving credit facility was increased to 2.75%.

Trade Street Residential, Inc.
1st Quarter 2015	Capitalized Costs Summary
(Unaudited)

	Three Months Ended March 31,
in thousands, except per unit data	2015		2014
	Total	Per Unit	Total	Per Unit
Recurring capital expenditures:

Flooring	$155	$32	$129	$32
Appliances & Fixtures	137	29	25	6
HVAC	10	2	6	2
Other	17	3	2	-

Total recurring capital expenditures	$319	$66	$162	$40

Non-recurring capital expenditures:

Building & Structures	$374	$76	$2	$1
Land Improvements	67	14	20	5
Furniture & Equipment	50	11	19	5
Other	24	6	57	14

Total non-recurring capital expenditures	$515	$107	$98	$25

Total recurring/non-recurring capital expenditures	$834	$173	$260	$65

Revenue generating capital expenditures:

Flooring	$37	$8	$24	$6
Resurfacing	9	2	10	2
Appliances & Fixtures	54	11	36	9
Other	28	6	21	6

Total revenue generating capital expenditures	$128	$27	$91	$23

Change in balance sheet accounts:

Construction in process	$(323)	$-	$139	$-
Other	16	-	274	-

Total capital expenditures per cash flow statements	$655	$200	$764	$88

Weighted average units - continuing operations(1)		4,889		3,995

(1)  On March 26, 2015, we purchased three additional recently-constructed residential buildings consisting of 100 vacant units on a land parcel adjacent to our Waterstone at Big Creek community located in Alpharetta, Georgia. Accordingly, these units were excluded from the weighted average units - continuing operations for the three months ended March 31, 2015.

Trade Street Residential, Inc.
1st Quarter 2015	Non-GAAP Financial Measures and Reconciliations
(Unaudited)

The supplemental financial data contained in this document contains certain non-GAAP financial measures management believes are useful in understanding our business and evaluating our performance. Our definitions and calculations of these non-GAAP financial measures may differ from those of other equity REITs, and thus may not be comparable to other REITs. The non-GAAP financial measures should not be considered as an alternative to net income as an indication of our operating performance, or to net cash provided by operating activities as a measure of our liquidity.

Funds from Operations ("FFO")

As defined by the National Association of Real Estate Investment Trusts, FFO represents net income (loss) (computed in accordance with U.S. generally accepted accounting principles ("GAAP")), excluding gains (or losses) from sales of property, bargain purchase gains, and recognized impairment of real estate assets, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis. The Company presents FFO because management considers it to be an important supplemental measure of the Company’s operating performance, believes it assists in the comparison of the Company’s operating performance between periods and to that of different REITs and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their operating results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

Core Funds from Operations ("Core FFO")

The Company also uses core funds from operations, or Core FFO, as an operating measure. Core FFO includes adjustments to exclude the impact gains and losses from extinguishment of debt, transaction costs related to acquisitions and recapitalization, management transition costs and certain other non-cash or non-comparable items. The Company believes that these adjustments are appropriate in determining Core FFO as they are not indicative of the operating performance of the Company’s assets. In addition, the Company believes that Core FFO is a useful supplemental measure for the investing community to use in comparing the Company to other REITs as most REITs provide some form of adjusted or modified FFO.

Adjusted Funds from Operations (“AFFO”)

Management also uses Adjusted FFO or AFFO as an operating measure, which is defined as FFO or, alternatively, Core FFO, depending on the existence of any non-cash, non-comparable items as described above, less recurring and non-recurring capital expenditures. Management believes that AFFO is a relevant operating measure as it provides an indication as to whether a REIT can fund from its operating performance the capital expenditures necessary to maintain the condition of its operating real estate assets.

Net Operating Income ("NOI")

Management believes that net operating income (“NOI”) is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a same store and non-same store basis. NOI allows us to evaluate the operating performance of our properties because it measures the core operations of property performance by excluding corporate level expenses and other items not related to property operating performance and captures trends in rental housing and property operating expenses.

The Company defines same store communities as communities owned and stabilized for the entirety of both periods presented, excluding properties held for sale. Reconciliations of net income attributable to common stockholders to FFO, Core FFO, AFFO, NOI, and same store NOI are included in the Supplemental Information posted on the Company’s website.

The following table reflects same store and non-same store contributions to consolidated NOI together with a reconciliation of NOI to net loss attributable to common stockholders, as computed in accordance with GAAP:

Trade Street Residential, Inc.
1st Quarter 2015	NOI Bridge
(Unaudited)

	Three Months Ended March 31,
in thousands	2015	2014
Property Revenues (1)
Same Store (13 properties)	$9,636	$9,289
Non Same Store (6 properties)	5,993	1,822
Other (1 property)(2)	-	299
Total property revenues	$15,629	$11,410

Property Expenses (1)
Same Store (13 properties)	$4,076	$4,187
Non Same Store (6 properties)	2,277	953
Other (1 property)(2)	-	161
Total property expenses	$6,353	$5,301

Net Operating Income (1)(3)
Same Store (13 properties)	$5,560	$5,102
Non Same Store (6 properties)	3,716	869
Other (1 property)(2)	-	138
Total property net operating income	$9,276	$6,109

Reconciliation of NOI to GAAP Net Loss

Total property net operating income	$9,276	$6,109
Other income	-	43
Depreciation and amortization	(3,884)	(4,720)
Development and pursuit costs	(3)	(45)
Interest expense	(3,394)	(2,873)
Amortization of deferred financing cost	(229)	(316)
Loss on early extinguishment of debt	-	(1,629)
General and administrative	(2,088)	(2,095)
Management transition expenses	-	(9,041)
Acquisition and recapitalization costs	(153)	(1,505)
Loss from unconsolidated joint venture	-	(9)
Net loss	(475)	(16,081)
Net loss allocated to noncontrolling interest	29	1,099
Adjustments related to earnings per share computation (4)	-	(212)
Net loss attributable to common stockholders	$(446)	$(15,194)

(1)	The Company defines “Same Store” as properties owned and stabilized since January 1, 2014 through March 31, 2015 excluding properties held for sale. For newly constructed or lease-up properties or properties undergoing significant redevelopment, we consider a property to be stabilized at the earlier of (i) attainment of 90% physical occupancy or (ii) the one-year anniversary of completion of development or redevelopment. No properties owned since January 1, 2014 were under construction or undergoing redevelopment and, as a result, no properties owned since January 1, 2014 were excluded from the same store portfolio.

(2)	Includes one community sold during 2014.

(3)	See page 18 for the Company's definition of this non-GAAP measure.

(4)	See notes B and G to consolidated financial statements as filed in our Annual Report on Form 10-K for the year ended December 31, 2014.

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